UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

Rick Wessel
Chief Executive Officer
FirstCash Holdings, Inc.
1600 West 7th Street
Fort Worth, TX 76102

**Re: FirstCash Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2026
File No. 001-10960**

Dear Rick Wessel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Healy